EXHIBIT 24

Directors and Executive Officers of IDT LMC-N2P Acquisition II, Inc.

Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of IDT LMC-N2P Acquisition II, Inc. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation	Business Address
James Courter	President and Director	Chief Executive Officer, Vice Chairman of the Board and Director of IDT Corporation	c/o IDT Corporation 520 Broad Street Newark, N.J. 07102

Ira A. Greenstein	Director	President of IDT Corporation	c/o IDT Corporation 520 Broad Street Newark, N.J. 07102

Joyce J. Mason	Director	Senior Vice President, General Counsel, Secretary and Director of IDT Corporation	c/o IDT Corporation 520 Broad Street Newark, N.J. 07102